Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

March 9, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Revised Preliminary Information Statement on Schedule 14C Filed February 26, 2020
File No. 001-34591

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2020. Reference is made to the Information Statement on Schedule 14C filed on January 31, 2020 (the “Schedule 14C”).

The Company filed Amendment No. 1 to the Schedule 14C on February 26, 2020.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Revised Preliminary Information Statement on Schedule 14C

Information on Consenting Stockholder, page 2

1. We note the revisions made in response to prior comment 2. However, we also note that there continue to be apparent discrepancies with your disclosure. First, you disclose here that you had 199,418,592 shares of common stock issued and outstanding as of the record date. In the table on page 6 and in the paragraph preceding the table on page 3, you disclose that you had had 250,000,000 shares of common stock issued and outstanding as of January 31, 2020. Please either provide a detailed response explaining this discrepancy or revise to reconcile it. Second, in the table on page 2 you disclose that the consenting stockholder owned 181,474,054 shares of your common stock and below the table you disclose that the consenting stockholder owned 181,057,805 shares of your common stock. Please revise to reconcile.

Company response: The Company confirms that had 199,418,592 shares of common stock issued and outstanding as of the record date. The Company has revised its disclosure on pages 3 and 6 to change disclosure of 250,000,000 shares of common stock issued and outstanding to 199,418,592 shares of common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management, page 3

2. Your response to prior comment 3 indicates that the beneficial ownership table does not assume the issuance of the shares that remain to be issued pursuant to the Peak Equity share exchange agreement. However, we note that Chan Tin Chi and ECinteract Company Limited’s beneficial ownership appears to include these shares. Accordingly, please make the revisions requested by prior comment 3 or revise to provide an alternate presentation that clearly discloses both the number of issued and outstanding shares these two stockholders currently hold and the number of shares not yet issued that each is entitled to pursuant to the Peak Equity share exchange agreement

Company response: The Company confirms that its response to prior comment number 3 was incorrect. The Company confirms that on page 3 the beneficial ownership table assumes the issuance of the remaining shares (as outstanding).

Executive Compensation, page 4

3. We note that, in response to prior comment 4, you updated the summary compensation table for fiscal year 2019. Please ensure that all the compensation disclosures on pages 4 through 6 are similarly updated for fiscal year 2019.

Company response: The Company has revised its disclosure in the summary compensation table on page 3, and all the compensation disclosures on pages 4 through 6, for fiscal year 2019.

I. Amendment to Articles of Incorporation, page 6

4. We note the revisions made in response to prior comment 5; however, the table continues to be unclear. With respect to the “after authorized shares amendment” row, it is unclear how there will be 200 million shares of common stock that are authorized but unissued and unreserved if you will also have 250 million shares issued and outstanding and another 7.2 billion shares authorized and reserved for issuance. Please revise this table to ensure that the numbers are consistent with disclosure throughout the document or provide a detailed explanation of the current presentation.

Company response: The Company has revised the referenced table to ensure that the numbers are consistent with disclosure throughout the document or provide a detailed explanation of the current presentation.

5. You disclose on pages 3 and 7 that you issued 181,057,805 shares to the Peak Equity shareholders on December 27, 2019 and that you are still obligated to issue 7,018,942,195 shares to the Peak Equity shareholders. Please explain why these share numbers changed and why they are not consistent with the disclosure of the transaction in your Form 8-K filed December 31, 2019, as amended on February 10, 2020.

Company response: The Company confirms that the disclosed 181,057,805 shares of common stock issued to Peak Equity shareholders and the obligation to issue 7,018,942,195 shares of common stock is correct. The inconsistency with the disclosure made in Form 8-K is the result of miscommunication between the Company and the Company’s counsel.

General

6. We note that there are outstanding comments on your Form 8-K filed December 31, 2019, as amended on February 10, 2020, and that the Form 8-K is incorporated by reference into the information statement. Please be advised that we will be unable to complete our review of this information statement until the outstanding comments on your Form 8-K are resolved. Please ensure that any additional amendments to this Form 8-K are specifically incorporated by reference into a future amendment of this information statement.

Company response: The Company has acknowledges this comment.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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